UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ENGlobal Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293306106

(CUSIP Number)

William A. Coskey

3 Dashwood Court

The Hills, Texas 78738

Tel: (512) 351-9064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS William A. Coskey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,840,697 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,840,697 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,840,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The amount reported includes 8,840,597 shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation (the “Company”) held by Alliance 2000, Ltd. (“Alliance”). As the President of BHC Management Corp., the sole general partner of Alliance, William A. Coskey may be deemed to have shared voting and/or dispositive power with respect to those shares held by Alliance. The amount reported also includes 100 shares of Common Stock of the Company jointly held by Mr. Coskey and his spouse.

(2)	Based on 27,526,176 shares of Common Stock outstanding on March 8, 2021, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS Alliance 2000, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,840,597 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,840,597 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,840,597
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	The amount reported includes 8,840,597 shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation (the “Company”) held by Alliance 2000, Ltd.
(2)	Based on 27,526,176 shares of Common Stock outstanding on March 8, 2021, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2021.

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 3, filed on February 1, 2018 by William A. Coskey, a United States citizen, and Alliance 2000, Ltd., a Texas limited partnership.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 654 North Sam Houston Parkway East, Suite 400, Houston, Texas 77060.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by William A. Coskey, a United States citizen, and Alliance 2000, Ltd., a Texas limited partnership (“Alliance”). Mr. Coskey and Alliance are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

(b) The principal business address of each of Mr. Coskey and Alliance, as well as BHC Management Corp., the sole general partner of Alliance (“BHC”), is 3 Dashwood Court, The Hills, Texas 78738.

(c) The principal business of Alliance is investments in securities and other assets. The principal occupation of Mr. Coskey is to serve as the President of BHC. Mr. Coskey also serves as a Director of the Company. The principal business of BHC is to serve as the general partner of Alliance.

(d) Neither Reporting Person, nor BHC, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person, nor BHC, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Coskey is a United States citizen. Alliance is a Texas limited partnership. BHC is a Texas corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 1, 1994, the Company entered into an agreement to purchase all of the issued and outstanding shares of Industrial Data Systems, Inc., a Texas corporation, in a tax-free exchange of stock. The Company issued 4,750,000 shares of its Common Stock to Mr. Coskey in exchange for the consideration of 100,000 shares of Industrial Data Systems, Inc. The consideration for the issuance of 4,750,000 shares Common Stock of the Company to Mr. Coskey was valued at $351,131.

On October 27, 1997, Mr. Coskey and his spouse each transferred 4,750,000 shares of Common Stock of the Company to Alliance. No funds were exchanged for the transfer of these shares.

On June 16, 1998, Mr. Coskey and his spouse acquired an aggregate of 100 shares of Common Stock of the Company at the time the Company became listed with the American Stock Exchange. Mr. Coskey and his spouse purchased these shares of Common Stock using their own personal funds, for an aggregate purchase price of approximately $500.

From November 17, 2017 through December 8, 2017, Alliance acquired an aggregate of 171,662 shares of Common Stock of the Company through open market purchases. Alliance purchased these shares of Common Stock using its working capital, for an aggregate purchase price of approximately $135,615.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Mr. Coskey currently serves on the Board of Directors of the Company. As a Director of the Company, Mr. Coskey may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On March 25, 2021, Alliance entered into a Rule 10b5-1 Stock Trading Plan (the “Plan”) with Goldman Sachs & Co. LLC (“GS & Co.”), relating to the sale of up to 3,000,000 shares of Common Stock of the Company. The Plan was established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Act”), and during an “open window” period as permitted by the Company’s insider trading policy. The Plan establishes predetermined trading parameters that do not permit Alliance to exercise subsequent influence over how, when or whether to effect any transactions under the Plan. The Plan will continue until the specified shares have been sold or the Plan is terminated by Alliance or GS & Co.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Mr. Coskey is the beneficial owner of 8,840,697 shares of Common Stock (100 shares of Common Stock jointly held by Mr. Coskey and his spouse, and 8,840,597 shares of Common Stock held by Alliance, over which he may be deemed to have shared voting and/or dispositive power as the President of BHC, the sole general partner of Alliance), which represents approximately 32.1% of the outstanding shares of Common Stock of the Company (based on 27,526,176 shares of Common Stock outstanding on March 8, 2021, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2021).

(2) Alliance is the beneficial owner of 8,840,597 shares of Common Stock (all held directly by Alliance), which represents approximately 32.1% of the outstanding shares of Common Stock of the Company (based on 27,526,176 shares of Common Stock outstanding on March 8, 2021, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2021).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
William A Coskey	8,840,697	0	8,840,697	0
Alliance 2000, Ltd.	8,840,597	0	8,840,597	0

(c) None of the Reporting Persons has acquired or disposed of any securities of the Company during the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

As disclosed in Item 4 of this Schedule 13D, on March 25, 2021, Alliance entered into the Plan with GS & Co., relating to the sale of up to 3,000,000 shares of Common Stock of the Company. The Plan was established in accordance with Rule 10b5-1 under the Act, and during an “open window” period as permitted by the Company’s insider trading policy. The Plan establishes predetermined trading parameters that do not permit Alliance to exercise subsequent influence over how, when or whether to effect any transactions under the Plan. The Plan will continue until the specified shares have been sold or the Plan is otherwise terminated by Alliance or GS & Co. The foregoing description of the Rule 10b5-1 Plan does not purport to be complete and is qualified in its entirety by the contents of the Plan, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated as of April 16, 2021 by and between the Reporting Persons.

2	Rule 10b5-1 Stock Trading Plan, dated as of March 25, 2021, by and between Alliance 2000, Ltd. and Goldman Sachs & Co. LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

/s/ William A. Coskey
William A. Coskey

Alliance 2000, Ltd.

By: BHC Management Corp., its general partner

By:	/s/ William A. Coskey
Name:	William A. Coskey
Title:	President